UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: January 2018

Commission File Number: 001-36563

Orion Engineered Carbons S.A.
(Translation of registrant’s name into English)

6, Route de Trèves
L-2633 Senningerberg (Municipality of Niederanven)
Grand Duchy of Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On December 27, 2017, Mr. Eytan Tigay resigned as director of Orion Engineered Carbons S.A. (the “Company”). On December 31, 2017, Mr. Martin Huth resigned as director of the Company. As previously announced, Messrs. Tigay and Huth informed the Company of their intention to resign from their roles as directors following the sale of all shares of the Company that were held by Kinove Luxembourg Holdings 1 S.à r.l., which occurred in December 2017. Accordingly, the resignations of Messrs. Tigay and Huth did not result from a disagreement with the Company on any matter relating to the Company’s operations, policies or practices.
On January 9, 2018, the board of directors of the Company appointed Mr. Paul Huck, a director of the Company, as a member of the board’s Compensation Committee and Nominating and Governance Committee.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Orion Engineered Carbons S.A.
By:	/s/ Charles Herlinger
	Name:	Charles Herlinger
	Title:	Chief Financial Officer

Date: January 9, 2018